Exhibit 99.1

FCA Announces New Key Appointments
Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that, effective November 1, 2015, Stefan Ketter is appointed Chief Operating Officer for the LATAM Region. Mr. Ketter will retain his current responsibilities as Chief Manufacturing Officer and member of the Group Executive Council.
Stefan Ketter will replace Cledorvino Belini, who, effective November 1, 2015, is appointed President for Latin America Developments, with responsibility to represent FCA in all institutional relations activities and to develop and maintain the Group’s relationship with governmental and financial institutions within the LATAM Region. In his new position, Mr. Belini will report directly to the Chief Executive Officer of FCA.
London, 6 October 2015

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